SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934


                           FALCON CABLE SYSTEMS COMPANY
                                 (Name of Issuer)


                       Units of Limited Partnership Interest
                          (Title of Class of Securities)

                                     305902108
                                  (CUSIP Number)


                                Arrow Holdings, LLC
                               c/o Robert M. Wagman
                              1880 Century Park East
                                    16th Floor
                           Los Angeles, California 90067
                                  (310) 553-6617
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)


                                  October 9, 1995
              (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the report-ing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)







         CUSIP No. 305902108

          (1)  Name of Reporting Persons
               S.S. or I.R.S. Identification No. of Above Person

                Arrow Holdings, LLC

          (2)  Check the Appropriate Row if a Member of a Group
               (a)
               (b) X

          (3)  SEC Use Only

          (4)  Sources of Funds
                        PF
          (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

          (6)  Citizenship or Place of Organization
                 California

                              (7)  Sole Voting Power
                                   322,400 Units

               Number of
               Units
               Beneficially   (8)  Shared Voting Power
               Owned by
               Each           (9)  Sole Dispositive Power
               Reporting           322,400 Units
               Person With

                             (10)  Shared Dispositive Power

         (11) Aggregate Amount Beneficially Owned by Each Reporting Person 322,400 Units

         (12)  Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares

         (13)  Percent of Class Represented by Amount in Row (11)
                 Approximately 5.04%

         (14)  Type of Reporting Person
                  CO









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                   Item 1.  Security and Issuer.


                   This statement relates to Units of Limited Partner-

         ship Interest (the "Units"), of Falcon Cable Systems Company,

         a California limited partnership (the "Company").  The Com-

         pany's principal executive offices are located at 10900

         Wilshire Boulevard, 15th Floor, Los Angeles, CA 90024.


                   Item 2.  Identity and Background.


                   This statement is filed on behalf of Arrow Hold-

         ings, LLC, a California limited liability company ("Arrow").

         The members and controlling persons of Arrow (collectively,

         the "Control Persons") are Mr. Barry Diller and entities con-

         trolled by Mr. Diller.


                   The address of the principal offices and principal

         business of Arrow and each Control Person is 1940 Coldwater

         Canyon, Beverly Hills, California 90210.  Barry Diller,

         President and sole Manager of Arrow, is a United States citi-

         zen.


                   Arrow's principal business is investment activi-

         ties.  Mr. Diller's present principal occupation is Chairman of the Board and Chief Executive Officer of Silver King Com-

         munications, Inc., a Delaware corporation ("Silver King"),

         with its principal executive offices at 12425 28th Street

         North, St. Petersburg, Florida 33716.  The business of Silver









         King is the ownership and operation of television broadcast stations.


                   Neither Arrow nor, to its best knowledge, any of

         the Control Persons has during the last five years:  (i) been convicted in a criminal proceeding (excluding traffic viola-

         tions or similar misdemeanors) or (ii) been a party to a

         civil proceeding of a judicial or administrative body of com-

         petent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining fu-

         ture violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                   Item 3.  Source and Amount of Funds or Other
                            Consideration.


                   The approximately $2.9 million used by the Control

         Persons to purchase the Units came from Mr. Diller's personal funds.


                   Item 4.  Purpose of Transaction.


                   Arrow acquired the Units for investment purposes.


                   In the ordinary course of business, Arrow from time

         to time evaluates its holdings of securities, and based on such evaluation, may determine to acquire or dispose of secu-

         rities of specific issuers.










                   Neither Arrow nor, to its knowledge, any Control

         Person has any present plans or intentions which would result in or relate to any of the transactions described in subpara-

         graphs (a) through (j) of Item 4 of Schedule 13D.


                   Item 5.  Interest in Securities of the Issuer.


                   (a)  Arrow beneficially owns an aggregate of

         322,400 Units.  The Units beneficially owned by Arrow repre-

         sent approximately 5.04% of the Units outstanding on June 30,

         1995, including for purposes of this calculation 6,398,913

         Units outstanding as reported in the Company's Quarterly Re-

         port on Form 10-Q for the quarter ended June 30, 1995 filed with the Securities and Exchange Commission.


                   Except as set forth herein, neither Arrow nor, to

         its best knowledge, any Control Person beneficially owns any

         Units.


                   (b)  Arrow (through the Control Persons) has the

         sole power to vote, and dispose of, all the Units benefi-

         cially owned by Arrow as set forth in Item 5(a) above.


                   (c)  During the past sixty days, Mr. Diller pur-

         chased Units on the American Stock Exchange in brokerage

         transactions as follows:












                                  Number         Price
         Date                     of Units       per Unit
         August 14, 1995          10,000         $9.1199
         August 16, 1995           4,100          9.222
         September 15, 1995        3,200          9.19
         October 9, 1995          10,800          9.00
         October 9, 1995           9,200          9.125

         Except as set forth above, no transactions in the Units have been effected during the past sixty days by Arrow or, to its best knowledge, any Control Person.


                   (d)  Neither Arrow nor, to its best knowledge, any

         Control Person has or knows any other person who has the

         right to receive or the power to direct the receipt of divi-

         dends from, or the proceeds from the sale of, any Units ben-

         eficially owned by Arrow.


                   (e)  Not applicable.


                   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
                            Securities of the Issuer.


                   Other than as set forth above, there are no con-

         tracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company except as referred to or described herein.












                   Item 7.  Material to be Filed as Exhibits.


                   Not Applicable.






















































                                    SIGNATURE

                   After reasonable inquiry and to the best of my

         knowledge and belief, I certify that the information set

         forth in this statement is true, complete and correct.


                   Dated:  October 12, 1995



                                       ARROW HOLDINGS, LLC


                                       By: /s/ Barry Diller
                                           Barry Diller
                                           Authorized Signature

































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